ANNTAYLOR
NEWS RELEASE

# ANN TAYLOR ANNOUNCES JUNE 2003 SALES RESULTS

New York, New York, July 10, 2003 – AnnTaylor Stores Corporation (NYSE: ANN) announced today total net sales for the five-week period ended July 5, 2003 increased 7.2 percent to $136,385,000 over total net sales of $127,190,000 for the five-week period ended July 6, 2002. By division, net sales were $73,214,000 for Ann Taylor and $50,801,000 for Ann Taylor Loft.

Comparable store sales for the period decreased 0.2 percent compared to a comparable store sales decrease of 1.2 percent for the same five-week period last year. By division, comparable store sales for fiscal June 2003 were down 2.5 percent for Ann Taylor compared to a 1.4 percent decrease last year, and up 2.1 percent for Ann Taylor Loft compared to a 0.6 percent decrease last year.

Ann Taylor Chairman, J. Patrick Spainhour, said, “We continue to be pleased with our client’s response to Ann Taylor Loft’s product offering. Positive sales trends since April have led to 3 months of positive comparable sales performance for the division. The combination of great fashion, color, and tremendous value continue to set us apart. Woven shirts, casual separates, suits, and fashion accessories were standouts during the month.

“At Ann Taylor, suits and dresses performed well, however, we continued to experience fashion misses in certain product categories in June, much the same as experienced during the spring season. We look forward to the fall season where improved color and fashion elements are anticipated to be more in line with client expectations.”

Mr. Spainhour continued, “As we enter the month of July we are pleased with our inventory position. Total inventory levels at the end of June, including goods attributable to Ann Taylor Global Sourcing, were flat on a per square foot basis compared to last year. By division, inventory levels on a per square foot basis were up slightly for Ann Taylor, and down slightly for Ann Taylor Loft compared to last year. We continue to expect earnings per share for the second quarter in the range of $0.39 - $0.41 and total Company comparable store sales in the low single digit positive range.”

For the quarter, comparable store sales at Ann Taylor are expected to be flat to low single digit positive and comparable store sales at Ann Taylor Loft are expected to be low single digit to mid-single digit positive. Total Company comparable store sales for July are expected to be flat, consistent in both divisions.

Geographically, sales results were weakest in the Northeast region of the country. These results were consistent across both divisions.

During the month, the Company opened two Ann Taylor Loft stores and one Ann Taylor Factory store, and closed one existing Ann Taylor Factory store. Total store count at fiscal month end was 603, comprised of 350 Ann Taylor stores, 226 Ann Taylor Loft stores, and 27 Ann Taylor Factory stores. Total square footage at the end of fiscal June increased 8.1 percent over last year.

For the fiscal year-to-date period ended July 5, 2003, the Company's net sales totaled $625,773,000, up 6.4 percent from $587,912,000 for the same period in fiscal 2002. By division, net sales for the fiscal year-to-date period were $352,344,000 for Ann Taylor and $218,244,000 for Ann Taylor Loft. Comparable stores sales for the fiscal year-to-date period decreased 1.9 percent over the same period last year. Comparable store sales by division for the fiscal year-to-date period were down 3.5 percent for Ann Taylor and up 1.0 percent for Ann Taylor Loft.

Ann Taylor is one of the country's leading women's specialty retailers, operating 603 stores in 42 states, the District of Columbia and Puerto Rico, and also an Online Store at www.anntaylor.com.

For more information, please call (866) 214-2661 to listen to Ann Taylor Stores Corporation's monthly sales recording. No access code is required.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release are forward-looking statements, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events, and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately client fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store; a significant change in the regulatory environment applicable to the Company's business; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; the potential impact of health concerns relating to severe acute respiratory syndrome, particularly on manufacturing operations of the Company's vendors in Asia and elsewhere; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact:

Barry Erdos
Chief Operating Officer
(212) 541-3318

Doreen Riely
Director of Investor Relations
(212) 541-3484